                                                        RULE 424(b)(3) AND (c)
                                                        FILE NO. 333-14175


                            INTRANET SOLUTIONS, INC.

PROSPECTUS SUPPLEMENT TO THE PROSPECTUS DATED NOVEMBER 14, 1996

        On November 14, 1996, IntraNet Solutions, Inc. reported revenues of $4,073,798 for the second quarter ended September 30, 1996, an increase of 28.9 percent over revenues of $3,161,507 for the second quarter ended September 30, 1995. The net loss for the second quarter was $631,341 or 8 cents per share, compared with a net loss of $33,000 or 0 cents per share in last year's second quarter. For the six months ended September 30, revenues were $8,254,732, an increase of 37.3 percent over revenues of $6,012,749 for the comparable six-month period of last year. The net loss for the six-month period was $917,189, or 12 cents per share, compared with a net loss of $62,761, or 1 cent per share, last year.


                        THREE MONTHS ENDED SEPT. 30,     SIX MONTHS ENDED SEPT. 30
                        ----------------------------     -------------------------

                                1996            1995            1996          1995
                                ----            ----            ----          ----
REVENUES                  $4,073,798      $3,161,507      $8,254,732    $6,012,749

COST OF REVENUE            3,107,633       2,303,668       6,371,638     4,363,989

GROSS PROFIT                 966,165         857,839       1,883,094     1,648,760

OPERATING EXPENSE          1,913,095         832,175       3,217,699     1,625,120

INTEREST EXPENSE              15,344          58,664          63,517        86,401

INCOME TAXES                (330,933)              0        (480,933)            0

NET LOSS                  $ (631,341)     $  (33,000)     $ (917,189)   $  (62,761)

NET LOSS PER COMMON SHARE $    (0.08)     $    (0.00)     $    (0.12)        (0.01)

WEIGHTED AVERAGE
SHARES OUTSTANDING         7,440,606       7,440,606       7,440,606     7,440,606


        On November 21, 1996, IntraNet Solutions, Inc. announced that it had completed the acquisition of substantially all of the assets of LaFountain Corporation, a privately held graphic communications and custom printing company located in Phoenix, Arizona. The acquisition, valued at a total of approximately $1.8 million, consisted of cash, the assumption of certain liabilities and the issuance of 45,000 shares of IntraNet Solutions, Inc. Common Stock. For its most recent fiscal year, LaFountain Corporation had revenues of approximately $3 million.

        THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 27, 1996